UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Boodskap Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Texas

    Date of organization
    January 13, 2017

Physical address of issuer
8951 Cypress Waters Blvd, Suite 160, Dallas , TX 75019

Current number of employees
17

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$21,101.56	$19,102.00
Cash & Cash Equivalents	$2,168.27	$168.71
Accounts Receivable	0	$0.00
Short-term Debt	$59,687.94	$57,463.90
Long-term Debt	0	$0.00
Revenues/Sales	$34,248.25	$201,959.21
Cost of Goods Sold	$17,103.96	$184,760.21
Taxes Paid	0	$1,111.65
Net Income	-224.48	-$54,260.08

April 30, 2025

FORM C-AR

Boodskap Inc.



       This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Boodskap Inc., a Texas Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at boodskap.io no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

       Forward Looking Statement Disclosure

       This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's

current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Boodskap Inc. (the "Company") is a Texas Corporation, formed on January 13, 2017.

The Company is located at 8951 Cypress Waters Blvd, Suite 160, Dallas , TX 75019.

The Company's website is boodskap.io.

The information available on or through our website is not a part of this Form C-AR.

The Business

"Boodskap Inc. (""the Company'"') was founded in Texas on January 13, 2017. Boodskap is a disruptive Internet of Things (IoT) Platform Company headquartered in Dallas, TX. The comprehensive end-to-end technology platform enables business to quickly connect any hardware devices and rapidly build connected applications in a cost-efficient manner. The platform leverages the latest and emerging technologies including artificial intelligence (AD, and machine learning (ML) creating a huge business differentiator for our customers.. The Company intends to generate revenue in three ways: 1. Platform as a Service (PaaS) subcription model, 2. Software as a Service (SaaS) subscription model 3. Software Services using Boodskap IoT Platform. The Company's customers will be located in United States and other parts of the world.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract recruit, retain, and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel.. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates.. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales, and diversion of management resources, which could adversely affect

operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products/services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior experience in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies.. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services..

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers supplier and business partner, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions.. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties that disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenue and competitive position. The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by storing all the sensitive data with high encryption standards, restricted access to the data on need-to-know basis and constantly providing compliance training to employees. The expenses associated with the protecting our information/ these steps could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms, and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters power outages, terrorist attacks and similar events.. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant equipment and data. In addition, our future results could be adversely affected due to the theft, destruction loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities..

Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We operate in virtually every part of the world and serve customers in more than 3 countries. In 2022, approximately 6% of our revenue was attributable to activities outside the U.S. Our operations are subject to the effects of global competition and geopolitical risk. They are also by local economic environments, including inflation re-session, currency volatility, and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our supply chain our customers, and as of our activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions..

Our international operations could be affected by currency fluctuations, capital, and exchai,ge controls, expropriation, and other restrictive government actions, changes in intellectual property legal protections and remedies, legal regulations and procedures, and actions affecting approval, production, pricing, and marketing of, reimbursement for anti access to our products, as well as by political unrest, unst.able governments and legal systems, and intergovernmental disputes.

Any of these changes could adversely affect our business. Many merging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Jegan Vincent (Director & CEO), Amal Jesayen (Director & COO), and Rajesh Kumar Soundarapandian (Director & MD). The Company has or to enter into employment agreements with Jegan Vincent Amal Jesayen, and Rajesih Kumar Soundarapandian although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jegan Vincent Amal Jesayen, and Rajesh Kumar Soundarapandian or any member of the board of directors or executive officer could harm the Company's business financial condition cash flow and results of operations..

Although dependent on certain key personnel the Company does nor have any key man-life insurance policies on any such people.

The Company is dependent on Jegan Vincent, Amal Jesayen, and Rajesh Kumar Soundarapandian in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Jegan Vincent, Amal Jesayen, and Rajesh Kumar Soundarapandian dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence.. The loss of such a person could negatively affect the Company and its operations..

We are subject to income taxes as well as non-income based taxes, such as payroll, sales use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions..

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncured.. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from wihat is reflected in our income tax provisions, expense amounts for non income-based tax and accrual and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

Vie do not have the internal infrastructure necessary and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes Oxley Act of 2002. There can be no assurance that there are no 'significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulations could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. The laws include minimum wage requirements, overtime pay healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect OLU- operating results", including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern.." On January 31, 2020 U.S. Health and

Human Services Secretary Alex M. Azar 11 declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19 and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected.. The extent to which COVID-19 impacts the Company's business will depend on future developments which are highly uncertain and cannot be predicted including new information that may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.. The disruption posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected..

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of the pandemic and pandemic could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials and supply chain-related d activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to maintain the Company's business, business closures in impacted areas, and restrictions on the company's employees' or consultants' ability to travel and to meet with customers, vendors, or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of a virus and the actions to contain it or treat its impact among others. Pandemics can also result in social economic, and labor inability which may adversely impact the Company's business..

lf the Company's employees or employees of any of the Company's vendors suppliers or customers become ill or are quarantined and in either or both event are therefore unable To work the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations. Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including marketing and sales efforts, supply chain, etc.. (a) As a technology company, remote working drastically reduces the

productivity (b) Poor internet connectivity will severely reduce the outcome of the employees. (c) Delay in fulfilling the orders (d) Delay in hardware set-up and installation at client site. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. ln addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all

The Company could be negatively impacted if it has infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. ln addition; patent-holding companies seek to monetize patents they have purchased or otherwise obtained.. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiff: in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found t infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing tedrnology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given at such license- can be obtained on acceptable terms or that litigation will not occur.. These licenses may also significantly increase the Company's operating expense. Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive, or trebled monetary damages, disgorgement of revenue or profits remedial corporate measures, or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or person, or other liabilities relating to or arising from our products, services or other contractual obligations.. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business.. financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time-consuming and expensive to resolve and would divert management's time and attention..

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws patents trade secrets confidentiality agreements with employees and third parties, and protective contractual -provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brand and reputation.. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights.. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent the misappropriation of our technology or other proprietary assets.. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time-consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms our operating results and financial condition could be harmed. In addition, we exercise limited control over how- third party vendors, which increases our vulnerability to problems with the technology and services those vendors provide. If the services technology or intellectual property of a third party were to fail to perform as expected it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

We depend upon the identification.. investment in and license of new patents for our revenues.. If we are unable to maintain such license agreements and continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and interventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business.. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services.. Our inability to maintain current relationships and sources of technology or to secure new licenses may have a material adverse effect on our business and the results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single source suppliers we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as Intel, AMD, ARM, Arduino, and Expressif to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. lf we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption of our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components, and services. Similarly, suppliers have operating risks that could impact our business.. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties..

We must acquire or develop new products, evolve existing ones, address any defects or errors and adapt to technological change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets.. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors acquire or develop and introduce new products that meet client needs keep pace with technology changes, and respond to competitive products. and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments.. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications.. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, giving rise to tmanticipated expenses related to further development or modification of acqtrired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high-quality server solutions could damage our reputation, diminish demand for our products, and subject us to liability

Our customers require our products to perform at a high level, contain valuable features, and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process of manufacturing, assembling, and testing our server solutions is challenging.. Occasionally, our design or manufacturing processes may fail to deliver products of the quality

that our customers require. for example, a vendor may provide us with a defective component that failed under certain heavy-use applications.. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and divert resources from other projects.. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products requiring remedial action terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage, and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business.. Internet usage generally slows during the summer months, and queries typically increase significantly m the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh, and expand our product and service offerings to include newer features, functionality, or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace - at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems.. In addition, bringing a new solution to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands develop leading technologies and maintain leadership in analytic data solutions performance and, capability, or our business operation may be adversely affected..

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties, and in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information, and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive service than they individually had offered or achieve greater economies of scale.. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships.. We expect these trends to continue a company's attempt to strengthen or maintain its market position. The potential entrants may have competitive advantages over us such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets as well as greater financial, technical, and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling seil'Vice offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities.. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture,e including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks employee theft or misuse, power disruptions natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business..

If we do not respond to technological changes or upgrades, our websites and technology systems, our growth prospects, and the results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance, or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face

significant delays in introducing new services, products, and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational, and technical resources with no assurance that our business will improve.

We currently obtain components from single or limited sources and are subject to significant supply and pricing risks.

Many components, including doses that are available from multiple sources, are at times subject

to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components ,there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supply or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components.. The follow-on effects of global economic conditions on our suppliers also could affect our ability to obtain components. Therefore, we remain subject to significant risk of supply ·shortages and price increases.

Our products often utilize custom components available from only one source.. Continued availability of these components at acceptable prices, or at all may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to adversely affecting our business and results of operations.

The development and commercialization of our products/services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior experience in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to which would adversely affect our competitive position, the likelihood that our products/services will

achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in U.S. or in

other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our custom rs supplier and business partner, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the

information stored there could be accessed , publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties that disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenue and competitive position. The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by storing all the sensitive data with high encryption standards, restricted access to the data on need to know basis and constantly providing compliance training to employees. The expenses associated with the protecting our information/ these steps could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms, and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters power outages, terrorist attacks and similar events. Such events could have an adverseimpact on us and our customers,

including degradation of service, service disruption, excessive call volume to call centers and damage to our plant equipment and data. In addition, our future results could be adversely affected due to the theft destruction loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We operate in virtually every part of the world and serve customers in more than 3 countries.
In 2022, approximately 6% of our revenue was attributable to activities outside the U .S. Our operations are subject to the effects of global competition and geopolitical risk. They are also by local economic environments, including inflation re-session, currency volatility, and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can

interfere with our supply chain our customers, and as of our activities in a particular location. While some of these global economic and political risks can be hedged using

derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions.

Our international operations could be affected by currency fluctuations, capital, and exchange controls, expropriation, and other restrictive government actions, changes in intellectual property legal protections and remedies, legal regulations and procedures, and actions affecting approval, production, pricing, and marketing of, reimbursement for anti-access to our products, as well as by political unrest, unstable governments and legal systems, and intergovernmental disputes.

Any of these changes could adversely affect our business. Many merging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Jegan Vincent (Director & CEO), Amal Jesayen (Director & COO), and Rajesh Kumar Soundarapandian (Director & MD) . The Company has or to enter into employment agreements with Jegan Vincent Amal Jesayen, and Rajesh Kumar Soundarapandian although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jegan Vincent Amal Jesayen, and Rajesh Kumar Soundarapandian or any member of the board of directors or executive officer could harm the Company's business financial condition cash flow

and results of operations.

Although dependent on certain key personnel, the Company does not have any key man-life insurance policies on any such people.

The Company is dependent on Jegan Vincent, Amal Jesayen, and Rajesh Kumar Soundarapandian in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Jegan Vincent, Amal Jesayen, and Rajesh Kumar Soundarapandian dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such a person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales use value-added, net worth, property and goods and services taxes, in hot!, the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncured. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based tax and accrual and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary and are not required, to complete an

attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley

Act of 2002. There can be no assurance that there are no ’significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management’s time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulations could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. The e laws include minimum wage requirements, overtme pay healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers ’ compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect OLU- operating results", including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including

claims relating to the Fair Labor Standards Act.

The Company’s business operations may be materially adversely affected by a pandemic such as the coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China,

which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a ’"Public Health Emergency of International Concem.’’ On January 31 2020 U.S. Health and Human Services Secretary Alex M. Azar ll declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19 and on March

11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments which are highly uncertain and cannot be predicted including new information that may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. The disruption posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of the pandemic and pandemic could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials and supply chain-related d activities, could be adversely affected.

Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to maintain the Company's business, business closures in impacted areas, and restrictions on the company's employees' or consultants ' ability to travel and to meet with customers, vendors, or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of a virus and the actions to contain it or treat its impact among others. Pandemics can also result in social economic, and labor inability which may adversely impact the Company's business.

lf the Company's employees or employees of any of the Company's vendors suppliers or customers become ill or are quarantined and in either or both event are therefore unable To work the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations. Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business
including marketing and sales efforts, supply chain, etc ..(a) As a technology company, remote working drastically reduces the productivity (b) Poor internet connectivity will severely reduce the outcome of the employees. (c) Delay in fulfilling the orders (d) Delay in hardware set-up and installation at client site. If the Company purchases materials from suppliers in affected areas, the

Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. ln addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for

the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The Company could be negatively impacted if it has infringed on intellectual property
rights. Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. ln addition; patent-holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiff: in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found t infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the

desirability of entering into licensing agreements, although no assurance can be given that such license- can be obtained on acceptable terms or that litigation will not occur. These licenses may

also significantly increase the Company's operating expense. Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive, or trebled monetary damages, disgorgement of revenue or profits remedial corporate measures, or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may

include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or person, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business. financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time-consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws patents trade secrets confidentiality agreements with employees and third parties, and protective contractual -provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brand and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it i possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially

equivalent intellectual property our competitive position could be weakened. Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent the misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information marks, or technology that we regard as proprietary. We may have to Litigate to enforce our intellectual property rights, to protect our

trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time-consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in

part, on services, goods, technology, and intellectual property rights owned or controlled by third

parties. These third parties may become unable to or refuse to continue to provide these services

goods, technology, or intellectual property rights on commercially reasonable terms consistent

with our business practices, or otherwise discontinue a service important for us to continue to

operate our applications. if we fail to replace these services goods, technologies, or intellectual

property rights in a timely manner or on commercially reasonable terms our operating results

and financial condition could be harmed. In addition, we exercise limited control over how-third-party

vendors, which increases our vulnerability to problems with the technology and services those

vendors provide. If the services technology or intellectual property of a third party were to fail

to perform as expected it could subject us to potential liability, adversely affect our renewal

rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

We depend upon the identification. investment in and license of new patents for our revenues. If

we are unable to maintain such license agreements and continue to develop new license

arrangements, then we may not have the resources to identify new technology-based

opportunities for future patents and interventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty

revenue to sustain our business. In some cases, other technology sources may compete against us

as they seek to license and commercialize technologies. These and other strategies may reduce

the number of technology sources and potential clients to whom we can market our services. Our

inability to maintain current relationships and sources of technology or to secure new licenses

may have a material adverse effect on our business and the results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our

direction that are requested by our customers. Further, we rely heavily on our component

suppliers, such as Intel, AMD, ARM, Arduino, and Expressif to provide us with leading-edge

components that conform to required specifications or contractual arrangements on time and in

accordance with a product roadmap. lf we are not able to maintain or expand our relationships

with our supp]jers or continue to leverage their research and development capabilities to develop

new technologies desired by our customers, our ability to deliver leading-edge products in a

timely manner may be impaired and we could be required to incur additional res arch and

development expenses. Also, disruption of our supply chain or the need to find alternative

suppliers could impact the costs and/or timing associated with procuring necessary products

components, and services. Similarly, suppliers have operating risks that could impact our

business. These risks could create product time delays, inventory and invoicing problems,

staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors and adapt to technological change.
Technical developments, client requirements, programming languages, and industry standards

change frequently in our markets. As a result, success in current markets and new markets will

depend upon our ability to enhance current products, address any product defects or errors

acquire or develop and introduce new products that meet client needs keep pace with technology

changes, and respond to competitive products. and achieve market acceptance. Product development

requires substantial investments for research, refinement, and testing. We may not have

sufficient resources to make necessary product development investments. We may experience

technical or other difficulties that will delay or prevent the successful development, introduction,

or implementation of new or enhanced products. We may also experience technical or other

difficulties in the integration of acquired technologies into our existing platform and

applications. Inability to introduce or implement new or enhanced products in a timely manner

could result in loss of market share if competitors are able to provide solutions to meet cu tom r

needs before we do, giving rise to unanticipated expenses related to further development or

modification of acquired technologies as a result of integration issues, and adversely affect future

performance.

Our failure to deliver high-quality server solutions could damage our reputation diminish demand for our products, and subject us to liability.
Our customers require our products to perform at a high level, contain valuable features, and be

extremely reliable. The design of our server solutions is sophisticated and complex, and the

process of manufacturing, assembling, and testing our server solutions is challenging.

Occasionally, our design or manufacturing processes may fail to deliver products of the quality

that our customers require. for example, a vendor may provide us with a defective component

that failed under certain heavy-use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and divert resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products requiring remedial action

terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage, and in traditional retail shopping may have an effect on our business.
Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh, and expand our product and service offerings to include newer features, functionality, or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pre-sums impact the pace - at which we must introduce and

implement new technology. This requires a high level of innovation by both our software

developers and the suppliers of the third-party software components included in our systems. In addition, bringing a new solution to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands develop leading technologies and maintain leadership in analytic data solutions performance and , capability, or our bu ines operation may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and soft\vare platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. ln addition, many of our principal products are used with products offered by third parties, and in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information, and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive service than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue a company's attempt to strengthen or maintain its market position. The potential entrants may have competitive advantages over us such as

greater name recognition, longer operating histories, more varied services, and larger marketing budgets as well as greater financial, technical, and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on om information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions' 'sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and mi appropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions or cause shutdowns. Additionally sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers a a result of software or hardware malfunctions, computer viruses, cyber-attacks employee theft or misuse, power disruptions natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in tum

could adversely affect our business.

If we do not respond to technological changes or upgrades, our websites and technology systems, our growth prospects, and the results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance, or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Futhermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products, and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational, and technical resources with no assurance that our business will improve.

We currently obtain components from single or limited sources and are subject to significant supply and pricing risks.
Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supply r or consolidation within a particular industry, further limiting our ability to

obtain sufficient quantities of components. The follow-on effects of global economic conditions on our suppliers also could affect our ability to obtain components. Therefore we remain subject to significant risk of supply ·hortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

"Boodskap Inc. (""the Company'"') was founded in Texas on January 13, 2017. Boodskap is a disruptive Internet of Things (IoT) Platform Company headquartered in Dallas, TX. The comprehensive end-to-end technology platform enables business to quickly connect any hardware devices and rapidly build connected applications in a cost-efficient manner. The platform leverages the latest and emerging technologies including artificial intelligence (AD, and machine learning (ML) creating a huge business differentiator for our customers.. The Company intends to generate revenue in three ways: 1. Platform as a Service (PaaS) subcription model, 2. Software as a Service (SaaS) subscription model 3. Software Services using Boodskap IoT Platform. The Company's customers will be located in United States and other parts of the world.

Business Plan

We are a No-Code, Low-Code Internet of Things (IoT) Platform Company, providing technology and software services to client across a broad range of industries. We are committed to bringing the best user experience to its clients with innovative design superior ease-of-use and seamless integration. We operate globally with one brand and business model designed to enable us to provide clients around the world with the same high level of service. Drawing on a combination of industry and functional expertise, technology capabilities and alliance, and our delivery

resources, we seek to provide differentiated services that help our clients measurably improve their business performance and create sustainable value for their customers and stakeholders. Our delivery model enables us to provide an end-to-end delivery capability by drawing on our resources to deliver high-quality, cost-effective solutions to our clients. Our solutions help clients achieve specific business outcomes and enhance shareholder value by defining and executing industry-specific trategies enabled by technology. We bring together our capabilities in business strategy technology strategy and operations/functional strategy to help senior management teams shape and execute their transformation objectives, focusing on issues related to digital disruption, competitiveness global operating models, and talent. We believe we must continue to provide new, innovative products and branding to the clients in order to grow our business. Research and product development activities, designed to enable sustained organic growth carry a high priority. While many of the benefits from these efforts will not be realized until future years, we believe these activities demonstrate our commitment to future growth.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jegan Vincent

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director & CEO: January 13, 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Strategy and roadmap As an early-stage company's CEO my roles are defining a strong vision of what priorities are and making sure it is communicated clearly and constantly so finer strategic decisions integrate and serve that larger vision. Help the team to make decisions about their strategies and roadmaps, make sure it all works together and that nothing is blocking the team from getting there. Culture and values not only do the strategic decisions get the company into greater productivity setting up a strong work culture ensures the quality and clarity of the work. Fundamentally, culture is defined by the way people treat one another in a company, both the way management treats employees and the way people treat one another. How founders and early employees act toward one another in a startup's earliest days sets a cultural tone that can last for many years. Hiring and team-building Most early-stage companies don't start out with a Chief People Officer or HR. It's probably the most important part of my role to build a strong leadership team as well a functional teams. Attracting talents and retaining talents are my key

responsibilities too. Salesperson and Evangelist. The product may speak for itself, but the company doesn't. l must speak for it. I am the face, voice, internal and external compass of my company as a brand, product, and culture. Who I am and what I do and say is inherently linked to my company in a way that can't really be separated.

Education

Madurai Kamaraj University Tamil adu, India - Masters of Science in Computer Science (MSC) Madurai Kamaraj niversity, Tamil Nadu lndi.a - Bachelors of Science in Physics

Name

Amal Jesayen

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director & COO: January 13, 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Leadership: Work closely with the CEO in setting and driving organizational vision and operational strategy. Responsible for developing and implementing actionable plans that aligns with company's core values and culture to meet budget and other financial goals Operations Management: Directly oversee diverse business operations and work of other senior management (Sales, Marketing, HR, Finance, Legal, Accounting etc.), ensuring smooth daily operations Team Management: Build a better workplace to attract recruit and retain skillful and high performing employees. Motivate, mentor and lead by example Investment Management: Collaborate with the CEO in all expansion activities and fundraising ventures , maintain and build trusted relationships with employees, investors, clients, and partners. Compliance Management: Enforce compliance to meet all federal, state and local business requirements.

Education

Averett University, Danville, VA - Masters in Business Administration (MBA) Mepco Schlenk Engineering College, Tamil Nadu, India - Bachelor of Engineering in Electrical & Electronics (BE)

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 17 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	7,350,000
Voting Rights	Yes
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Common Stock.
Other Material Terms or information.	

Type of security	Non-Voting Common Stock
Amount outstanding	1,045,264
Voting Rights	No
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Common Stock.
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Loan
Name of creditor	Third Party
Amount outstanding	$10,000
Interest rate and payment schedule	6%
Amortization schedule	None
Describe any collateral or security	None
Maturity date	January 1, 0001
Other material terms	Due on demand

Type of debt	Bank loan
Name of creditor	ICICI Bank
Amount outstanding	$2154.00
Interest rate and payment schedule	8.2% and monthly on the 5th
Amortization schedule	Fixed monthly $258.75
Describe any collateral or security	Vehicle secured
Maturity date	September 5, 2025
Other material terms	N/A

Type of debt	Loan
Name of creditor	Third Party
Amount outstanding	$10,000.00
Interest rate and payment schedule	8%
Amortization schedule	None
Describe any collateral or security	None
Maturity date	
Other material terms	Due on demand

The total amount of outstanding debt of the company is $22,154.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	30,979	$41,570.00	Operations	February 1, 2023	Regulation CF

Ownership

A majority of the Company is owned by three founders (63.52%) 1. Jegan Vincent - Founder & CEO 2. Amal Jesayen - Founder & COO 3. Rajesh Soundarapandian - Founder

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Jegan Vincent	34.4%
Amal Jesayen	27.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

On February 1, 2023 the Company conducted an offering pursuant to Regulation CF and raised $41,570.00.

Focus on sales & marketing to aquire more clients.

Liquidity and Capital Resources

On February 1, 2023 the Company conducted an offering pursuant to Regulation CF and raised $41,570.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Amal Jesayen
Relationship to the Company	Founder
Total amount of money involved	$5,996.95
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Operating funds
Description of the transaction	Amal loaned the company $12000 in 2020 and partial amount paid back. The amounts are

	due on demand and do not accrue interest
Related Person/Entity	Amal Jesayen
Relationship to the Company	Founder
Total amount of money involved	$14,482
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Operating funds
Description of the transaction	Amal loaned Boodskap Labs (India) in 2018, 2024. The amounts are due on demand and do not accrue interest.
Related Person/Entity	Gracite Infrastructure Pvt Ltd
Relationship to the Company	Founders controlled
Total amount of money involved	$12,068.02
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Operating fund
Description of the transaction	Gracite made loans to Boodskap Labs (India) in 2016, 2017. The amounts are due on demand and do not accrue interest.
Related Person/Entity	Jegan Vincent
Relationship to the Company	Founder
Total amount of money involved	$27,427.32
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Operating funds
Description of the transaction	Jegan loaned Boodskap Labs (India) in 2019. The amounts are due on demand and do not accrue interest.

Related Person/Entity	Jegan Vincent
Relationship to the Company	Founder
Total amount of money involved	$25,575.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Operating funds
Description of the transaction	Jegan loaned the company in 2022. The amounts are due on demand and do not accrue interest.
Related Person/Entity	Rajesh Soundarapandian
Relationship to the Company	Founder
Total amount of money involved	$18,818.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Operating funds
Description of the transaction	Rajesh loaned the company in 2022. The amounts are due on demand and do not accrue interest.
Related Person/Entity	Jegan Vincent
Relationship to the Company	Founder
Total amount of money involved	$23,099.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Operating funds
Description of the transaction	Jegan loaned the Company in December 2022. The amounts are due on December 2025 and accrues 10% interest annually.

Related Person/Entity	Jegan Vincent
Relationship to the Company	Founder
Total amount of money involved	$18,750.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Operating Funds
Description of the transaction	Jegan loaned the Company in December 2022 and January 2023. The amounts are due on demand and do not accrue interest.
Related Person/Entity	Christopher Pragash
Relationship to the Company	Share holder
Total amount of money involved	$25,000.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Operating funds
Description of the transaction	Chris loaned the Company in January 2023. The amounts are due on demand and accrues 6% interest annually.
Related Person/Entity	Jegan Vincent
Relationship to the Company	Founder
Total amount of money involved	$12,500
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Operating Funds
Description of the transaction	Jegan loaned the Company in May 2023.. The amounts are due on demand and do not accrue interest

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jegan Vincent
(Signature)

Jegan Vincent
(Name)

Director & CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Boodskap Inc

Balance Sheet

As of December 31, 2024

	TOTAL	
	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)
ASSETS		
Current Assets		
Bank Accounts		
1000 BBT Checking 0166 (0166)	2,168.27	168.71
Total Bank Accounts	**$2,168.27**	**$168.71**
Other Current Assets		
Loan to Shareholder	11,893.33	11,893.33
Total Other Current Assets	**$11,893.33**	**$11,893.33**
Total Current Assets	**$14,061.60**	**$12,062.04**
Fixed Assets		
1600 2017 Computers	958.31	958.31
1601 2020 Computers	6,330.46	6,330.46
1602 2021 Computers	1,118.19	1,118.19
1603 2022 Computers	898.46	898.46
Accumulated Depreciation	-7,145.46	-7,145.46
Total Fixed Assets	**$2,159.96**	**$2,159.96**
Other Assets		
1400 Investments - Boodskap Labs India	4,880.00	4,880.00
Total Other Assets	**$4,880.00**	**$4,880.00**
TOTAL ASSETS	**$21,101.56**	**$19,102.00**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
Visa Card 9438 (9438)	3,156.68	351.83
Visa Card 9446 (9446)	5,302.40	6,241.21
Total Credit Cards	**$8,459.08**	**$6,593.04**

Boodskap Inc

Balance Sheet

As of December 31, 2024

	TOTAL	
	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)
Other Current Liabilities		
Direct Deposit Payable	0.00	0.00
Intuit Financing Inc. ("IFI")	0.00	0.00
Loan from Amal	6,146.95	6,196.95
Loan from Bash Technologies	0.01	0.01
Loan from Christopher Pragash	25,000.00	25,000.00
Loan from CP Crest Solutions	0.00	0.00
Loan from Doak	0.00	0.00
Loan from Joe	450.00	0.00
Loan from Omkar Group LLC	10,000.00	10,000.00
Loan from Prabhakar Dhakshinamoorti	0.00	0.00
Loan from Stephen	0.00	0.00
Loan from Tim Slifkin	10,000.00	10,000.00
Payroll Liabilities		
Federal Taxes (941/944)	0.00	0.00
Federal Unemployment (940)	0.00	42.00
TX Unemployment Tax	-368.10	-368.10
Total Payroll Liabilities	**-368.10**	**-326.10**
Total Other Current Liabilities	**$51,228.86**	**$50,870.86**
Total Current Liabilities	**$59,687.94**	**$57,463.90**
Total Liabilities	**$59,687.94**	**$57,463.90**
Equity		
3900 Retained Earnings	-229,151.50	-174,891.42
Additional Paid In Capital	190,689.60	190,689.60
Common Stock	100.00	100.00
Paid in Capital	0.00	0.00
Net Income	-224.48	-54,260.08
Total Equity	**$ -38,586.38**	**$ -38,361.90**
TOTAL LIABILITIES AND EQUITY	**$21,101.56**	**$19,102.00**

Boodskap Inc

Profit and Loss

January - December 2024

	TOTAL	
	JAN - DEC 2024	JAN - DEC 2023 (PY)
Income		
Sales	34,248.25	201,959.21
Total Income	**$34,248.25**	**$201,959.21**
Cost of Goods Sold		
7400 Software Develop/Marketing		
7401 Software Develop/Marketing - Boodskap Labs India	14,550.00	166,440.00
Total 7400 Software Develop/Marketing	**14,550.00**	**166,440.00**
7500 Software As a Service		
7501 Software As a Service - Cloud		11,967.34
7502 Software As a Service - Software	2,553.96	6,352.87
Total 7500 Software As a Service	**2,553.96**	**18,320.21**
Total Cost of Goods Sold	**$17,103.96**	**$184,760.21**
GROSS PROFIT	**$17,144.29**	**$17,199.00**
Expenses		
8020 Bank Charges & Fees	1,709.93	2,473.70
8021 Interest Paid	1,493.31	1,562.19
8100 Dues & subscriptions	322.43	1,515.67
8200 Insurance	673.10	2,955.14
8400 Legal & Professional Services	4,409.00	11,589.00
8450 Advertising & Marketing	3,968.05	27,758.95
8500 Rent & Lease	1,916.19	1,635.00
8510 Office Supplies & Software		306.46
8520 Postage	44.70	14.44
8530 Repair & Maintenance		647.34
8580 Utilities	584.40	660.05
8800 Travel		
8801 Airfare	2,247.66	4,271.86
8804 Lodging		1,287.59
8805 Meals Away from Home		170.04
Total 8800 Travel	**2,247.66**	**5,729.49**
Payroll Expenses		
Taxes		1,111.65
Wages		13,500.00
Total Payroll Expenses		**14,611.65**
Total Expenses	**$17,368.77**	**$71,459.08**
NET OPERATING INCOME	**$ -224.48**	**$ -54,260.08**
NET INCOME	**$ -224.48**	**$ -54,260.08**